January 29, 2025

Leann Koh Bee Khee
Chief Executive Officer
ELC Group Holdings Ltd.
745 Lor 5 Toa Payoh
#03-02 The Lifeline Building
Singapore 319455

       Re: ELC Group Holdings Ltd.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 13, 2025
           CIK No. 0002039096
Dear Leann Koh Bee Khee:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 13, 2025
Overview, page 1

1. We note your revised disclosures on pages 1 and 58 in response to comment 1. Please revise these discussions to disclose that your AI is currently at the public beta development phase.
 January 29, 2025
Page 2
Prospectus Summary
Conventions That Apply to This Prospectus, page 6

2. Please revise the statement that your reporting currency is Singapore dollars and that this prospectus contains translations of Singapore dollars into U.S. dollars solely for the convenience of the reader.
Capitalization, page 34

3. We note your response to comment 7 and revised disclosure. Please move the
       Indebtedness line item before Shareholders' Equity so the balance is included in Total
       Capitalization.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended June 30, 2024 and 2023
Revenue
(i) Manpower supply service, page 41

4. We note your response to comment 11. Please include disclosure in this section of how job orders relate to deployments.
Related Party Transactions, page 86

5. We note your response to comment 12 and reissue in part. Revise to provide disclosure in this section up to the date of the document. In this regard, it appears you have only provided disclosure up to the end of your 2024 fiscal year. Refer to Item
       7.B. of Form 20-F.

        Please contact Ta Tanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651
if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Taylor Beech at 202-551-4515
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services